UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 48 18 28 1

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Press release, dated February 16, 2017, entitled “Globant Reports 2016 Full Year and Fourth Quarter Financial Results.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ ALEJANDRO SCANNAPIECO
	Name:	Alejandro Scannapieco
	Title:	Chief Financial Officer

Date: February 16, 2017